UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2010

Commission File Number: 000-30910

O2MICRO INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover if Form 20-F or Form 40-F:     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

1.	Other Events

The board of directors of O2Micro International Limited (the “Company”) has resolved to discontinue the operations of O2Security Limited, a wholly-owned subsidiary of the Company incorporated in the Cayman Islands, and to liquidate the assets of O2Security Limited in due course.  Prior to the discontinuation of its operations, O2Security Limited was primarily engaged in operations and sales of network security products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2010                                                           O2MICRO INTERNATIONAL LIMITED

By:  /s/ Sterling Du
Sterling Du
Chief Executive Officer